Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Resignation of Mr Stefan Hayden as a Non Executive Director

December 8, 2014.  Caledonia Mining Corporation (“Caledonia”) announces the resignation of Mr Stefan Hayden as a non executive director with immediate effect.

Mr Hayden has been a director of Caledonia since June 1996. He served as Chairman of Caledonia from January 1997 to February 2005.  From June 1997, Mr Hayden served as Chief Executive Officer and President until he stepped down on November 18, 2014  but retained the position of a non executive director.

Mr Hayden served on the corporate governance, nominating, disclosure, technical and strategic planning committees; his responsibilities on those committees will be taken up by other non-executive directors.

Caledonia Mining Corporation	Numis
Mark Learmonth	John Prior/Paul Gillam/James Black
Tel: +27 11 447 2499	Tel: +44 20 7260 1000
marklearmonth@caledoniamining.com

Blytheweigh	WH Ireland
Tim Blythe/Halimah Hussain	Adrian Hadden/James Bavister
Tel: +44 20 7138 3204	Tel: +44 20 7220 1751